NSTAR Electric Company and Subsidiary					Exhibit 12
Ratio of Earnings to Fixed Charges
	For the Years Ended December 31,
(Thousands of Dollars)	2016	2015	2014	2013	2012
Earnings, as defined:
Net income	$292,705	$344,542	$303,088	$268,546	$190,242
Income tax expense	187,767	228,044	201,981	172,866	123,966
Equity in earnings of equity investees	(309)	(343)	(408)	(550)	(412)
Dividends received from equity investees	20	—	—	344	286
Fixed charges, as below	91,766	80,536	82,503	73,115	72,364
Less: Interest capitalized (including AFUDC)	(4,634)	(1,980)	(2,027)	(511)	(259)
Total earnings, as defined	$567,315	$650,799	$585,137	$513,810	$386,187

Fixed charges, as defined:
Interest expense	$84,005	$75,347	$77,878	$70,383	$70,054
Rental interest factor	3,127	3,209	2,598	2,221	2,051
Interest capitalized (including AFUDC)	4,634	1,980	2,027	511	259
Total fixed charges, as defined	$91,766	$80,536	$82,503	$73,115	$72,364

Ratio of Earnings to Fixed Charges	6.18	8.08	7.09	7.03	5.34